Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Ezequiel Sirotinsky

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Changes Financial Year End

Vancouver, BC – August 19, 2013: Petaquilla Minerals Ltd. (“Petaquilla” or “the “Company”) advises that it has changed its financial year end from May 31 to June 30. As a result of this change, the Company will have a transitional 13-month financial year ending June 30, 2013.

The change in the financial year end has been completed in preparation for the spinout of the Company's infrastructure subsidiary, Panama Desarrollo de Infraestructuras, S.A. ("PDI") as the Company requires additional time to ensure accuracy of its financial plan information, allocations between the Company and PDI as well as for audit processes and plan of arrangement preparation. The Company intends to proceed with the spinout during its 2014 fiscal year.

Further details regarding the change in financial year end, including the Company’s interim reporting periods, are available in the Company’s Notice of Change of Financial Year End prepared in accordance with Section 4.8 of National Instrument 51-012, which will be filed shortly on SEDAR at www.sedar.com.

For the 13-month financial year ended June 30, 2013, the Company anticipates releasing preliminary results in mid-September 2013 with audited consolidated financial statements and related documents to be filed at the end of September 2013.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos Project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the proposed spinout of Panama Desarrollo de Infraestructuras, S.A., Petaquilla’s infrastructure subsidiary. Forward-looking statements or information are based on a number of material factors, expectations or assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although Petaquilla believes the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Petaquilla can give no assurance that such expectations will prove to be correct. The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statement, including the assumptions made in respect thereof, involve known and unknown risks, uncertainties and other factors, which may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements. Should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this release.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Ezequiel Sirotinsky
Chief Financial Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.